Exhibit F


October 10, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  File No. 70-9343
Application/Declaration with Respect to the Organization of First and Second Tier Subsidiaries to Engage in Energy-Related and Other Activities

Ladies and Gentlemen:

     I am Assistant General Counsel of Northeast Utilities Service Company ("NUSCO"), the service company subsidiary of Northeast Utilities ("NU"), and I am furnishing this opinion as Exhibit F to the Application/Declaration, as amended, on Form U-1 (the "Application") of NU, to the Commission with respect to the organization by NU of a wholly-owned first tier subsidiary ("NEWCO") that would, through multiple second-tier subsidiaries, including a wholly-owned subsidiary expected to participate in the auction of nonnuclear generating assets ("GENCO"), engage in a variety of energy-related and other activities, as more fully set forth in the Application.

     In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, such papers, documents, and records, and have made such examination of law and have satisfied myself as to such other matters as

     I have deemed relevant or necessary for the purpose of this opinion. I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures, the legal capacity of natural persons, and the conformity to originals of all documents submitted to me as copies.

     The opinions set forth herein are limited to the laws of the State of Connecticut and the Commonwealth of Massachusetts and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the State of Connecticut or the bar of the Commonwealth of Massachusetts, and do not hold myself out as an expert in the laws of such jurisdictions, although I have made a study of relevant laws of such jurisdictions. In expressing opinions about matters governed by the laws of the State of Connecticut and the Commonwealth of Massachusetts, I have consulted with counsel who are employed by NUSCO and are members of the bars of such jurisdictions.

     The opinions set forth in paragraphs (b) and (c) below are subject to the effect of bankruptcy, insolvency, moratorium and other similar laws affecting creditors rights generally and general principles of equity.

     Based upon and subject to the foregoing, and if the proposed transactions contemplated by the Application are carried out in accordance therewith, I am of the opinion that:

(a) all Massachusetts laws applicable to the proposed transactions will have been complied with;

(b) (i) NEWCO and GENCO will be validly organized and duly existing under the laws of the State of Connecticut, (ii) when issued and sold as described in the Application, the common stock of NEWCO issued to NU will be validly issued, fully paid and nonassessable, and NU will be entitled to all of the rights and privileges appertaining to the ownership of 100% of the issued and outstanding common stock of NEWCO, and (iii) when issued and sold as described in the Application, the common stock of GENCO to be issued to NEWCO will be validly issued, fully paid and nonassessable, and NEWCO will be entitled to all of the rights and privileges appertaining to the ownership of 100% of the issued and outstanding common stock of GENCO.

(c) when issued as described in the Application, any NU or NEWCO guarantee will be a valid and binding obligation of NU or NEWCO, respectively;

(d) the consummation of the proposed transactions by NU, NEWCO and GENCO will not violate the legal rights of the holders of any securities issued by NU, NEWCO or GENCO or any associate company thereof.


Very truly yours,
/s/Jeffrey C. Miller
Assistant General Counsel
Northeast Utilities Service Company